FORM 11-K
             U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

     For the Fiscal Year Ended December 31, 1996 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 Commission File Number: 0-22445

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     First Federal Savings and Loan 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     FirstSpartan Financial Corp.
     380 East Main Street
     Spartanburg, South Carolina 29302


THE PLAN IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"). IN ACCORDANCE WITH ITEM NO. 4 OF REQUIRED INFORMATION, THE PLAN FINANCIAL STATEMENTS AND SCHEDULES ATTACHED HERETO ARE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

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                   First Federal Savings & Loan 401(k) Plan

                              Table of Contents

                                                             Page
                                                             ----
Independent Auditors' Report                                  1

Financial Statements:
Statements of Net Assets Available for Benefits
 with Fund Information:
   December 31, 1996                                          2
   December 31, 1995                                          3

Statements of Changes in Net Assets Available for
 Benefits with Fund Information:
   Year Ended December 31, 1996                               4
   Year Ended December 31, 1995                               5

Notes to Financial Statements                              6-10

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INDEPENDENT AUDITORS' REPORT
----------------------------

To the Trustees and Participants of
First Federal Savings & Loan 401(k) Plan
Spartanburg, SC

We have audited the accompanying statements of net assets available for benefits of First Federal Savings & Loan 401(k) Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Greenville, SC

June 5, 1997

                                     1
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                                              First Federal Savings & Loan 401 (k) Plan

                                  Statement of Net Assets Available for Benefits with Fund Information

                                                       December 31, 1996
                              ------------------------------------------------------------------------------
                              Certificates                                    Self-
                                   of         Stock    Bond    Money          Directed  Aggressive
                              Deposit Fund    Fund     Fund    Market Fund    Fund      Growth Fund   Total
                              ------------    -----   ------   -----------    --------  -----------  -------
Assets
Investments:
  At fair value-(Notes B and C)
    Money market funds        $    36,428    $9,101   $2,926    $   1,381     $   388   $      786  $ 51,010
    U.S. government agency
       securities                                      5,995                                           5,995
    Corporate bonds and
       debentures                                      3,045                    6,464                  9,509
    Common stocks                           115,142                                                  115,142
                              ------------  -------   ------   -----------    --------  -----------  -------
Total investments                   36,428  124,243   11,966        1,381       6,852          786   181,656
                              ------------  -------   ------   -----------    --------  -----------  -------
Receivables:
  Employer's contribution           11,964   60,214    3,123          903       2,600          393    79,197
  Accrued investment income            157      226      212            6         137            3       741
                              ------------  -------   ------   -----------    --------  -----------  -------
Total receivables                   12,121   60,440    3,335          909       2,737          396    79,938
                              ------------  -------   ------   -----------    --------  -----------  -------
Total assets                        48,549  184,683   15,301        2,290       9,589        1,182   261,594
                              ------------  -------   ------   -----------    --------  -----------  -------

Liabilities
  Accounts payable                            1,458                                                    1,458
  Accrued expenses                      91      311       30            3          17            2       454
                              ------------  -------   ------   -----------    --------  -----------  -------
Total liabilities                       91    1,769       30            3          17            2     1,912
                              ------------  -------   ------   -----------    --------  -----------  -------
Net assets available
  for benefits                $     48,458  $182,914 $15,271   $    2,287     $ 9,572   $    1,180  $259,682
                              ============  ======== =======   ===========    ========  ===========  =======

The accompanying notes are an integral part of these financial statements.

                                                           2
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
                                           First Federal Savings & Loan 401 (k) Plan

                              Statement of Net Assets Available for Benefits with Fund Information

                                                       December 31, 1995
                              -------------------------------------------------------------------
                              Certificates                                    Self-
                                   of         Stock    Bond    Money          Directed
                              Deposit Fund    Fund     Fund    Market Fund    Fund         Total
                              ------------    -----   ------   -----------    --------    -------
Assets
Investments:
  At fair value-(Notes B and C)
    Money market funds        $    12,823   $ 3,728  $ 2,427   $      236     $  4,972   $ 24,186
    U.S. government agency
      securities                                       2,029                                2,029
    Common stocks                            29,598                                        29,598
                              -----------   -------  -------   -----------    --------    -------
Total investments                  12,823    33,326    4,456          236        4,972     55,813
                              -----------   -------  -------   -----------    --------    -------
Receivables:
  Employer's contribution           8,008    35,051    1,605          126        2,460     47,250
  Participants' contributions       1,060     1,779      368           19          423      3,649
  Accrued investment income            54        78       32            1           25        190
                              -----------   -------   ------   -----------    --------    -------
Total receivables                   9,122    36,908    2,005          146        2,908     51,089
                              -----------   -------   ------   -----------    --------    -------
Total assets                       21,945    70,234    6,461          382        7,880    106,902
                              -----------   -------  -------   -----------    --------    -------
Liabilities
  Accounts payable                            6,261                              2,897      9,158
  Accrued expenses                     32        83       11                        11        137
                              ------------  -------   ------   -----------    --------    -------
Total liabilities                      32     6,344       11                     2,908      9,295
                              ------------  -------   ------   -----------    --------    -------
Net assets available
  for benefits                $    21,913  $ 63,890  $ 6,450   $      382     $  4,972   $ 97,607
                              ============ ========  =======   ===========    ========   ========

The accompanying notes are an integral part of these financial statements.

                                                           3
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                                               First Federal Savings & Loan 401 (k) Plan

                             Statement of Changes in Net Assets Available for Benefits With Fund Information

                                                 Year Ended December 31, 1996
                              -----------------------------------------------------------------------------
                              Certificates                                    Self-
                                   of         Stock    Bond    Money          Directed  Aggressive
                              Deposit Fund    Fund     Fund    Market Fund    Fund      Growth Fund   Total
                              ------------    -----   ------   -----------    --------  -----------  -------
Additions to net assets
 attributed to:
 Investment income:
   Net appreciation
    (depreciation) in
    fair value of
    investments (Note C)                     $4,026   $  (81)                 $   (272)              $ 3,673
   Interest and dividends     $      1,491    2,198      590            46         365   $       7     4,697
                              ------------ --------  -------   -----------    --------  ----------- --------
                                     1,491    6,224      509            46          93           7     8,370
   Less investment expenses            320    1,007       97            10          62           2     1,498
                              ------------ --------  -------   -----------    --------  ----------- --------
                                     1,171    5,217      412            36          31           5     6,872
                              ------------ --------  -------   -----------    --------  ----------- --------
 Contributions:
   Participants'                    20,535   50,013    5,827           960       2,818         782    80,935
   Employer's                       11,964   60,214    3,123           903       2,600         393    79,197
                              ------------ --------  -------   -----------    --------  ----------- --------
                                    32,499  110,227    8,950         1,863       5,418       1,175   160,132
                              ------------ --------  -------   -----------    --------  ----------- --------
   Total additions                  33,670  115,444    9,362         1,899       5,449       1,180   167,004
                              ------------ --------  -------   -----------    --------  ----------- --------
Deductions from net assets
 attributed to:
  Benefits paid to participants      2,257    1,643      981            48                             4,929
                              ------------ --------  -------   -----------    --------  ----------- --------
   Total deductions                  2,257    1,643      981            48                             4,929
Net increase prior to         ------------ --------  -------   -----------    --------  ----------- --------
  interfund transfers               31,413  113,801    8,381         1,851       5,449       1,180   162,075
Interfund transfers                 (4,868)   5,223      440            54        (849)
                              ------------ --------  -------   -----------    --------  ----------- --------
Net increase                        26,545  119,024    8,821         1,905       4,600       1,180   162,075
Net assets available for benefits:
  Beginning of year                 21,913   63,890    6,450           382       4,972                97,607
                              ------------ --------  -------   -----------    --------  ----------- --------
  End of year                 $     48,458 $182,914  $15,271   $     2,287    $  9,572  $    1,180  $259,682
                              ============ ========  =======   ===========    ========  =========== ========

The accompanying notes are an integral part of these financial statements.

                                                           4
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
                                              First Federal Savings & Loan 401 (k) Plan

                         Statement of Changes in Net Assets Available for Benefits With Fund Information

                                                 Year Ended December 31, 1995
                              -------------------------------------------------------------------
                              Certificates                                    Self-
                                   of         Stock    Bond    Money          Directed
                              Deposit Fund    Fund     Fund    Market Fund    Fund         Total
                              ------------    -----   ------   -----------    --------    -------
Additions to net assets
 attributed to:
 Investment income:
   Net appreciation in fair
    value of investments
    (Note C)                                $ 2,612   $   12                             $  2,624
   Interest and dividends     $        166      265       66   $        3     $    188        688
                              ------------  -------   ------   -----------    --------    -------
                                       166    2,877       78            3          188      3,312
   Less investment expenses             45      112       16                        32        205
                              ------------  -------   ------   -----------    --------    -------
                                       121    2,765       62            3          156      3,107
                              ------------  -------   ------   -----------    --------    -------
Contributions:
  Participants'                     13,784   17,059    4,783          253       11,371     47,250
  Employer's                         8,008   35,051    1,605          126        2,460     47,250
                              ------------  -------   ------   -----------    --------    -------
                                    21,792   52,110    6,388          379       13,831     94,500
                              ------------  -------   ------   -----------    --------    -------
  Total additions                   21,913   54,875    6,450          382       13,987     97,607
                              ------------  -------   ------   -----------    --------    -------
Net increase prior to
  interfund transfers               21,913   54,875    6,450          382       13,987     97,607
Interfund transfers                           9,015                             (9,015)
                              ------------  -------   ------   -----------    --------    -------
Net assets available for
 benefits-end of year         $     21,913  $63,890   $6,450   $      382     $  4,972    $97,607
                              ============  =======   ======   ===========    ========    =======


The accompanying notes are an integral part of these financial statements.

                                                           5
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First Federal Savings & Loan 401 (k) Plan
Notes to Financial Statements

A.   Description of Plan

     The following description of the First Federal Savings & Loan 401(k)
     Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------

     The Plan is a defined contribution plan effective January 1, 1995 covering all full-time employees of First Federal Savings and Loan
     Association of Spartanburg ("Association") who have completed one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The trustees (who also serve as Plan administrator) of the Plan include two directors and one employee of the Association.

Contributions
-------------

     Eligible participants are permitted to elect to reduce their compensation
     (as defined) pursuant to a salary reduction agreement and have the amount of the compensation reduction contributed to the Plan on their behalf.
     The salary reduction election may be no less than 2% and no greater than 10% of annual compensation. Participants also may contribute amounts representing distributions from other qualified defined benefit or contribution plans to the Plan.

     The Association may contribute a discretionary matching contribution equal to the amount of the participant's salary reduction election, limited to salary reduction elections of up to 5% of annual compensation.
     The Association also may make discretionary nonmatching contributions to the Plan each year. Participants must be employed on the last day of the Plan year to share in the Association's contributions. No discretionary nonmatching contributions have ever been made to the Plan.

     Contributions by participants and the Association are subject to certain limitations.

Participant Accounts
--------------------

     Each participant's account is credited with the participant's contribution and allocations of the Association's contribution and Plan earnings, and charged with withdrawals and an allocation of administrative expenses (as applicable). Allocations are based on participant earnings or account balances, as defined. The

                                     6
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     benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
-------

     Participants are immediately vested in their own contributions and in the Association's discretionary matching contributions, plus actual earnings thereon. Vesting in the Association's discretionary nonmatching contributions plus actual earnings thereon is at the rate of 20% per year beginning in the third year of participation in the Plan with 100% vesting occurring after seven years of credited service.

Investment Options
------------------

     Upon enrollment in the Plan, a participant may direct employee contributions in 5 percent increments in any of six investment options:

          Certificates of Deposit Fund - Invests in federally-insured bank certificates of deposit of varying maturities.

          Money Market Fund - Invests in money market mutual funds which invest in short duration commercial paper and government securities.

          Stock Fund - Investment holdings include stocks of medium and largely capitalized domestic and international corporations.

          Bond Fund - Funds are invested in high-grade corporate, U.S.
          government and U.S. government agency debt securities.

          Aggressive Growth Fund - Invests in stocks of smaller capitalized domestic and international growth-oriented corporations.

          Self-Directed Fund - Individual discretionary accounts managed by participants.

     The various funds named above (other than the Self-Directed Fund) may also hold cash and cash equivalents (e.g. money market mutual funds) for liquidity purposes.

     Participants may change their investment options quarterly.

                                     7
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Payment of Benefits
-------------------

     Participants who retire, incur a disability, or otherwise terminate employment generally shall be paid their vested benefit amounts in the form of a joint and survivor or life annuity. Participants may elect other forms of payment, including a lump-sum payment, with a properly executed waiver of the joint and survivor or life annuity.

Forfeitures
-----------

     Under the Plan agreement, nonvested amounts related to employer discretionary nonmatching contributions are forfeited upon termination of employment and are reallocated to other Plan participants.

Plan Administrative Expenses
----------------------------

     All expenses of administration may be paid by the Plan. However, the Association elected to pay certain administrative expenses during the years ended December 31, 1996 and 1995 which consisted principally of fees paid to third-party service providers (e.g. record-keeping, legal, accounting, etc.).

B.   Summary of Accounting Policies

     Basis of Accounting
     -------------------

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition
     -------------------------------------------

     Investments in common stocks, U.S. government agency securities and corporate debt instruments are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the year or, for listed securities having no sales, upon the last reported bid prices on that date.

                                     8
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     Investments in dollar denominated money market funds are stated at cost plus accrued interest which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis.
     Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits
     -------------------

     Benefits are recorded when paid.

     Accounts Payable
     ----------------

     Accounts payable represent contributions received by the Plan during the plan year but determined subsequently to exceed applicable limitations.
     These amounts were returned to participants subsequent to year end.

C.   Investments
     -----------

     The Plan's investments are held by an independent trust company engaged by the Plan's trustees. The following table presents investments.
     Investments that represent 5 percent or more of the Plan's net assets available for benefits are separately identified. The fair values of all investments were determined using quoted market prices.

                                                         December 31,
                                                      1996          1995

      Money market funds - Federated Government
        Obligations Tax Managed Fund              $  51,010      $  24,186
      U.S. government agency securities               5,995          2,029
      Corporate bonds and debentures                  9,509
      Common stocks:
        American Telephone and Telegraph,
         100 shares                                   4,338          6,475
        Nucor Corporation, 100 shares                 5,100          5,713
        Union Pacific Corporation, 100 shares         6,013          6,600
        Other                                        99,691         10,810
                                                  ---------      ---------
      Total investments                           $ 181,656      $  55,813
                                                  =========      =========

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        During 1996 and 1995 the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                    Year Ended December 31,
                                                      1996          1995

        U.S. government agency securities         $    (132)     $      12
        Corporate bonds and debentures                 (221)
        Common stocks                                 4,026          2,612
        Net appreciation in fair value of         ---------       --------
         investments                              $   3,673      $   2,624
                                                  =========      =========

D.   Plan Termination
     ----------------

     Although it has not expressed any intent to do so, the Association has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E.   Tax Status
     ----------

     The Internal Revenue Service has determined and informed the Association by a letter dated May 29, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue
     Code ("IRC").  Subsequent to December 31, 1996 the Plan was amended (see
     Note F). However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

F.   Subsequent Event
     ----------------

     On March 31, 1997, the First Federal Savings and Loan Association of
     Spartanburg Employee Retirement and Savings Fund ("Fund") was merged into the Plan. The Plan was the surviving plan. Participant account balances in the Fund were fully vested in connection with the merger and the accounts of former participants in the Fund are maintained as separate accounts in the Plan, subject to certain rights of those former participants under the terms of the Fund. In connection with the merger, approximately $5.0 million was transferred to the Plan.

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                            SIGNATURE

     The Plan.  Pursuant to the requirements of the Securities and Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             FIRST FEDERAL SAVINGS AND LOAN
                             401(K) PLAN

Date: July 2, 1997           By: /s/ R. Lamar Simpson
                                 ----------------------------
                                 R. Lamar Simpson
                                 Chief Financial Officer

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